Exhibit 99.1

monday.com Announces Fourth Quarter and Fiscal Year 2023 Results

Fourth quarter revenue of $202.6 million grew 35% year over year
Number of customers with more than $50k ARR grew 56% year over year
Achieved record annual non-GAAP operating margin and free cash flow

New York / Tel Aviv, February 12, 2024 -- monday.com (NASDAQ: MNDY), a work operating system (Work OS) where organizations of any size can create the tools and processes they need to manage every aspect of their work, today reported financial results for its fourth quarter and fiscal year ended December 31, 2023.

Management Commentary:

“2023 was an outstanding year for monday.com, with record financial results and exceptional customer growth across all ends of the market. We are particularly proud of the technological advancements we made throughout the year to provide our customers with the best-in-class Work OS platform and product suite, including the significant upgrades to our infrastructure with mondayDB and the launch of mondayAI,” said monday.com co-founders and co-CEOs, Roy Mann and Eran Zinman. “Building on this success, we are more committed than ever to continuing to innovate and invest to drive the stage of growth we see ahead.”

“We concluded 2023 with strong Q4 results, demonstrating our ability to drive sustainable growth and profitability while continuing to scale,” said Eliran Glazer, monday.com CFO. “While economic and geopolitical challenges remain, we are highly confident in our ability to carry this momentum into FY24 and beyond, as we continue to focus on driving top-line growth and building market share.”

Fourth Quarter Fiscal 2023 Financial Highlights:

●	Revenue was $202.6 million, an increase of 35% year-over-year.
●	GAAP operating loss was $1.1 million compared to a loss of $10.1 million in the fourth quarter of 2022; GAAP operating margin was negative 1% compared to negative 7% in the fourth quarter of 2022.
●	Non-GAAP operating income was $21.2 million compared to $14.3 million in the fourth quarter of 2022; non-GAAP operating margin was 10%, in-line with the fourth quarter of 2022.
●
GAAP basic and diluted net income per share was $0.25 and $0.24, respectively, compared to GAAP basic and diluted net loss per share of $0.03 in the fourth quarter of 2022; non-GAAP basic and diluted net income per share was $0.69 and $0.65, respectively, compared to non-GAAP basic and diluted net income per share of $0.47 and $0.44, respectively, in the fourth quarter of 2022.

●
Net cash provided by operating activities was $58.5 million, with $55.4 million of free cash flow, compared to net cash provided by operating activities of $34.1 million and $29.7 million of free cash flow in the fourth quarter of 2022.

Fiscal Year 2023 Financial Highlights:

●	Revenue was $729.7 million, an increase of 41% year-over-year.
●	GAAP operating loss was $38.6 million compared to a loss of $152.0 million in fiscal 2022; GAAP operating margin was negative 5% compared to negative 29% in fiscal 2022.
●	Non-GAAP operating income was $61.6 million compared to a loss of $47.1 million in fiscal 2022; non-GAAP operating margin was 8% compared to negative 9% in fiscal 2022.
●
GAAP basic and diluted net loss per share was $0.04 compared to GAAP basic and diluted net loss per share of $2.99 in fiscal 2022; non-GAAP basic and diluted net income per share was $1.96 and $1.85, respectively, compared to non-GAAP basic and diluted net loss per share of $0.73 in fiscal 2022.

●
Net cash provided by operating activities was $215.4 million, with $204.9 million of free cash flow, compared to net cash provided by operating activities of $27.1 million and $8.1 million of free cash flow in fiscal 2022.

Recent Business Highlights:

●	Net dollar retention rate was 110%.
●	Net dollar retention rate for customers with more than 10 users was 115%.
●	Net dollar retention rate for customers with more than $50,000 in annual recurring revenue (“ARR”) was 115%.
●	Net dollar retention rate for customers with more than $100,000 in ARR was 114%.
●	The number of paid customers with more than $50,000 in ARR was 2,295, up 56% from 1,474 as of December 31, 2022.
●	The number of paid customers with more than $100,000 in ARR was 833, up 58% from 527 as of December 31, 2022.
●
Announced the launch of monday code, a serverless environment within the Work OS platform where developers can build and run enterprise-ready apps that meet our customers’ unique requirements, with monday.com’s security and compliance standards built in.

Financial Outlook:

For the first quarter of fiscal year 2024, monday.com currently expects:

●	Total revenue of $207 million to $211 million, representing year-over-year growth of 28% to 30%.
●	Non-GAAP operating income of $8 million to $12 million and operating margin of 4% to 6%.
●	Free cash flow of $56 million to $60 million and free cash flow margin of 27% to 29%.

For the full year 2024, monday.com currently expects:

●	Total revenue of $926 million to $932 million, representing year-over-year growth of 27% to 28%.
●	Non-GAAP operating income of $58 million to $64 million and operating margin of 6% to 7%.
●	Free cash flow of $200 million to $206 million and free cash flow margin of approximately 22%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: revenue excluding FX impacts, non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, and free cash flow margin. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP operating income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our limited operating history, fluctuations in operating results, and the fact that we derive a majority of revenues from a single product; risks related to our ability to maintain profitability and manage our growth or business plan effectively; foreign currency exchange rate fluctuations; real or perceived errors, failures, vulnerabilities or bugs or interruptions or performance problems in the technology or infrastructure underlying our platform; our ability to attract customers, grow our retention rates and expand usage within organizations; risks related to our subscription-based business model; our ability to offer high-quality customer support and consistent sales strategies; our ability to enhance our reputation, brand, and market awareness of our products; risks related to international operations; difficulties in integration of partnerships, acquisitions and alliances; risks associated with environmental and social responsibility; our ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to grow our business; our ability to generate new capabilities to compete in a market that is new and rapidly changing; uncertain global economic conditions; the ability of our Work OS to interoperate with a variety of software applications; our dependence on third parties for web engine searches, the maintenance of our infrastructure, the hosting of our platform, and mobile application distribution; risks related to security disruptions, unauthorized system access and evolving privacy laws and regulations; the novelty of our Digital Lift Initiative; changes in tax law and regulations; our ability to maintain, protect or enforce our intellectual property rights or risks related to claims that we infringe the intellectual property rights of others; risks related to the use of AI and AI-related products; risks related to our use of open-source software; risks related to our founder shares that provide certain veto rights; risks related to our status as a foreign private issuer located in Israel, including those related to the ongoing war between Israel and Hamas and any further escalations of conflict in the Middle East; our expectation not to pay dividends for the foreseeable future; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 14, 2023. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its fourth quarter and fiscal year 2023 and financial outlook. The live call may also be accessed via telephone at +1 (646) 307-1963 or +1 (800) 715-9871 (toll-free). Please reference conference ID: 4658694. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

The monday.com Work OS is a low code-no code platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has offices in Tel Aviv, New York, Miami, Chicago, Denver, London, Warsaw, Sydney, Melbourne, São Paulo, and Tokyo. Fully customizable to suit any business vertical, the platform is currently used by over 225,000 customers across more than 200 industries and in over 200 countries and territories.

Visit us on our LinkedIn, X (formerly Twitter), Instagram, YouTube, TikTok, and Facebook. For more information about monday.com please visit our Press Room.

CONTACTS

Investor Relations:

Byron Stephen

byron@monday.com

Media Relations:

Julie Case

julieca@monday.com

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)	(audited)

Revenue	$202,570	$149,921	$729,695	$519,029
Cost of revenue	22,408	17,359	80,645	66,528
Gross profit	180,162	132,562	649,050	452,501
Operating expenses:
Research and development	41,898	32,560	156,500	127,047
Sales and marketing	114,919	88,385	438,402	392,068
General and administrative	24,490	21,717	92,733	85,401
Total operating expenses	181,307	142,662	687,635	604,516
Operating loss	(1,145)	(10,100)	(38,585)	(152,015)
Financial income, net	12,861	11,137	41,911	22,554
Income (loss) before income taxes	11,716	1,037	3,326	(129,461)
Income tax (expense) benefit	621	(2,525)	(5,203)	(7,406)
Net income (loss)	$12,337	$(1,488)	$(1,877)	$(136,867)

Net income (loss) per share, basic	$0.25	$(0.03)	$(0.04)	$(2.99)
Net income (loss) per share, diluted	$0.24	$(0.03)	$(0.04)	$(2.99)
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, basic	48,796,294	47,659,154	48,366,378	45,804,714
Weighted-average ordinary shares used in calculating net income (loss) per ordinary share, diluted	51,607,542	47,659,154	48,366,378	45,804,714

MONDAY.COM LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2023	2022
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$1,116,128	$885,894
Accounts receivable, net	17,911	13,226
Prepaid expenses and other current assets	39,103	24,725
Total current assets	1,173,142	923,845
LONG-TERM ASSETS:
Property and equipment, net	37,418	34,416
Operating lease right-of-use assets	62,280	80,197
Other long-term assets	2,816	585
Total long-term assets	102,514	115,198
Total assets	$1,275,656	$1,039,043
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$24,837	$7,335
Accrued expenses and other current liabilities	106,691	73,706
Deferred revenue, current	266,284	198,099
Operating lease liabilities, current	18,201	19,083
Total current liabilities	416,013	298,223
LONG-TERM LIABILITIES
Operating lease liabilities, non-current	42,946	58,638
Deferred revenue, non-current	3,189	2,442
Total long-term liabilities	46,135	61,080
Total liabilities	462,148	359,303
SHAREHOLDERS' EQUITY:
Other comprehensive income (loss)	9,804	(3,210)
Share capital and additional paid-in capital	1,388,108	1,265,477
Accumulated deficit	(584,404)	(582,527)
Total shareholders’ equity	813,508	679,740
Total liabilities and shareholders’ equity	$1,275,656	$1,039,043

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)	(audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$12,337	$(1,488)	$(1,877)	$(136,867)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,556	3,183	9,023	8,567
Share-based compensation	22,345	24,378	100,186	104,920

Changes in operating assets and liabilities:
Accounts receivable, net	(4,105)	1,240	(4,685)	(4,717)
Prepaid expenses and other assets	1,515	4,147	11,840	6,490
Accounts payable	8,647	678	17,397	(16,072)
Accrued expenses and other liabilities, net	7,223	(7,601)	14,588	326
Deferred revenue	7,990	9,544	68,932	64,491
Net cash provided by operating activities	58,508	34,081	215,404	27,138

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,438)	(3,760)	(7,901)	(16,003)
Capitalized software development costs	(629)	(656)	(2,558)	(2,998)
Net cash used in investing activities	(3,067)	(4,416)	(10,459)	(19,001)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from exercise of share options and employee share purchase plan	6,539	3,904	21,243	12,181
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	(122)	(220)	4,046	(21,152)
Capital lease payments	-	(23)	-	(84)
Net cash provided by (used in) financing activities	6,417	3,661	25,289	(9,055)

INCREASE (DECREASE) IN CASH, AND CASH EQUIVALENTS	61,858	33,326	230,234	(918)
CASH AND CASH EQUIVALENTS - Beginning of period	1,054,270	852,568	885,894	886,812
CASH AND CASH EQUIVALENTS - End of period	$1,116,128	$885,894	$1,116,128	$885,894

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$180,162	$132,562	$649,050	$452,501
Share-based compensation	1,602	2,367	6,307	10,406
Non-GAAP gross profit	$181,764	$134,929	$655,357	$462,907

GAAP gross margin	89%	88%	89%	87%
Non-GAAP gross margin	90%	90%	90%	89%

Reconciliation of operating expenses
GAAP research and development	$41,898	$32,560	$156,500	$127,047
Share-based compensation	(8,613)	(7,845)	(38,737)	(32,957)
Non-GAAP research and development	$33,285	$24,715	$117,763	$94,090

GAAP sales and marketing	$114,919	$88,385	$438,402	$392,068
Share-based compensation	(4,899)	(7,466)	(25,395)	(33,457)
Non-GAAP sales and marketing	$110,020	$80,919	$413,007	$358,611

GAAP general and administrative	$24,490	$21,717	$92,733	$85,401
Share-based compensation	(7,231)	(6,700)	(29,747)	(28,100)
Non-GAAP general and administrative	$17,259	$15,017	$62,986	$57,301

Reconciliation of operating income (loss)
GAAP operating loss	$(1,145)	$(10,100)	$(38,585)	$(152,015)
Share-based compensation	22,345	24,378	100,186	104,920
Non-GAAP operating income (loss)	$21,200	$14,278	$61,601	$(47,095)
GAAP operating margin	(1)%	(7)%	(5)%	(29)%
Non-GAAP operating margin	10%	10%	8%	(9)%

Reconciliation of net income (loss)
GAAP net income (loss)	$12,337	$(1,488)	$(1,877)	$(136,867)
Share-based compensation	22,345	24,378	100,186	104,920
Tax benefit related to share-based compensation(1)	(972)	(688)	(3,392)	(1,431)
Non-GAAP net income (loss)	$33,710	$22,202	$94,917	$(33,378)
Reconciliation of weighted average number of shares outstanding
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income (loss) per ordinary share, basic	48,796,294	47,659,154	48,366,378	45,804,714
Effect of dilutive shares (2)	2,811,248	2,718,269	2,869,112	-
Weighted-average ordinary shares used in calculating Non-GAAP net income (loss) per ordinary share, diluted	51,607,542	50,377,423	51,235,490	45,804,714

GAAP net income (loss) per share, basic	$0.25	$(0.03)	$(0.04)	$(2.99)
GAAP net income (loss) per share, diluted	$0.24	$(0.03)	$(0.04)	$(2.99)
Non-GAAP net income (loss) per share, basic	$0.69	$0.47	$1.96	$(0.73)
Non-GAAP net income (loss) per share, diluted	$0.65	$0.44	$1.85	$(0.73)

(1)
The tax benefits generated from the exercise of the disqualifying disposition of incentive share options were excluded in calculating non-GAAP net income (loss) and non-GAAP net income (loss) per basic and diluted share. The Company believes that excluding these tax benefits enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

(2)
The effect of these dilutive shares was not included in the GAAP calculation of diluted net income (loss) per share because the effect would have been anti-dilutive, with the exception of the three months ended December 31, 2023.

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information (Cont.)

(U.S. dollars in thousands)

The following table reconciles our quarterly and annual reported year-over-year revenue growth rates to the non-GAAP measure of FX adjusted year-over-year revenue growth rates, which excludes the impact of changes in foreign currency exchange rates. The company believes FX adjusted growth rates provide a useful framework for assessing our business performance excluding the effects of foreign currency exchange rate fluctuations. The impact of foreign currency exchange rate fluctuations is determined by calculating the current year result using foreign exchange rates consistent with the prior year period:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)

Revenue growth as reported	35%	57%	41%	68%
Impact of foreign currency	0%	3%	0%	3%
Revenue growth, FX adjusted	35%	60%	41%	71%

MONDAY.COM LTD

Reconciliation of net cash provided by operating activities to free cash flow

(U.S. dollars in thousands)

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(unaudited)		(unaudited)

Net cash provided by operating activities	$58,508	$34,081	$215,404	$27,138
Purchase of property and equipment	(2,438)	(3,760)	(7,901)	(16,003)
Capitalized software development costs	(629)	(656)	(2,558)	(2,998)
Free cash flow	$55,441	$29,665	$204,945	$8,137
Free cash flow margin	27%	20%	28%	2%